As filed with the Securities and Exchange Commission on July 11, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                           CINERGY GLOBAL POWER, INC.
                        (Name of foreign utility company)


                                  Cinergy Corp.
   (Name of filing company, if filed on behalf of a foreign utility company)


The Commission is requested to direct communications to:

David L. Wozny                                       George Dwight II
Vice President                                       Senior Counsel
Cinergy Global Resources, Inc.                       Cinergy Corp.
139 East Fourth Street                               139 East Fourth Street,
Cincinnati, Ohio 45202                               Cincinnati, Ohio 45202






         Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Cinergy Global Power, Inc., a Delaware corporation ("CGPI"), that Cinergy Global Power, Inc. is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of
Section 33(a)(3) of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

         The name of the entity claiming FUCO status is Cinergy Global Power, Inc. Its business address is 139 East Fourth Street, Cincinnati, Ohio 45202.

         CGPI is an indirect, wholly-owned subsidiary of Cinergy. (For further information concerning the nature and extent of Cinergy's interest in CGPI, see Cinergy's Annual Report on Form U5S for the fiscal year ended December 31, 2001.)

         CGPI claims status as a FUCO based on (inter alia) its indirect ownership interest, through various subsidiaries (see below), in certain physical facilities located outside the United States used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Each of such subsidiaries has previously filed with the Commission (or had filed by Cinergy on its behalf) a Notification of Foreign Utility Company Status on Form U-57 ("FUCO Notice"), and Cinergy hereby incorporates by reference into this notification, on behalf of CGPI, the descriptions of specific facilities contained therein as well as the identifications provided therein of persons holding 5% or more of any class of outstanding voting securities of the subject FUCO (together with descriptions of the amount and nature of such voting interests). The subsidiaries referred to in the preceding sentence are the following:

1.       Aktsiaselts Narva Elektrivork (see FUCO Notice filed Jan. 19, 1999)

2.       Attiki Gas Supply Company S. A. (see FUCO Notice filed Jan. 2, 2002)

3.       Cinergy Global Ely, Inc. (see FUCO Notice filed May 30, 2001)

4.       Cinergy Global Power (UK) Limited (see FUCO Notice filed Feb. 1, 2000)

5.       Cinergy Global Resources 1 B.V. (see FUCO Notice filed Sept. 1, 2000)

6.       Copperbelt Energy Corporation plc (see FUCO: Notice filed Feb. 13,1998)

7.       Egoli Gas (Proprietary) Limited (see FUCO Notice filed Sept. 1, 2000)

8.       Tsavo Power Company Limited (see FUCO Notice filed Aug. 15, 2000)

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

         The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of CGPI: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with CGPI, nor is any such investment or contractual relationship contemplated.



                                    SIGNATURE

         The undersigned company has duly caused this Notification of Foreign Utility Company Status on Form U-57 to be signed on its behalf by the officer indicated below.


                                                 CINERGY CORP.



                                                  By:/s/Wendy L. Aumiller
                                                     Wendy L. Aumiller
                                                     Treasurer


Dated:  July 11, 2002